August 31, 2005

Zip+4 Code: 20077-9366

<u>Via Fax & U.S. Mail</u>

Mr. Mariano Costamagna
Chief Executive Officer
Impco Technologies, Inc.
16804 Gridley Place
Cerritos, California 90703

RE: Impco Technologies, Inc. (the "Company")
Form 10-K for the year ended December 31, 2004
File No. 1-15143

Dear Mr. Costamagna:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Tom M. Costales, CFO
                (562) 924-8069